Exhibit 99.9

**Data & Consulting Services**
**Division of Schlumberger Technology Corporation**

1310 Commerce Drive
Park Ridge 1
Pittsburgh, PA 15275-1011
Tel: 412-787-5403
Fax: 412-787-2906

**Schlumberger**

To: The Board of Directors of Provident Energy Ltd.

Reference: Renewal Annual Information Form and Form 40F of Provident Energy Trust (the "Trust")

Dear Sirs:

We refer to the renewal annual information form of Provident Energy Trust (the "Trust") dated March 27, 2008 (the "AIF") and the Form 40-F of the Trust.

Data & Consulting Services Division of Schlumberger Technology Corporation ("DCS") was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by BreitBurn Management Company. We understand that the AIF and the Form 40-F contain references to the DCS Report dated February 29, 2008 effective December 31, 2007 (the "Report"), and to our having evaluated the oil and natural gas reserves in respect of these properties. Summaries of and excerpts from the Report are included in the Form 51-101F1. The AIF and Form 40-F contain reference to the Form 51-101F1 and to Form 51-101F2 of DCS dated February 29, 2008.

We hereby consent to the use of our name and reference to the said Report in the AIF and Form 40-F.

Dated this 27th day of March 2008.

Yours very truly,

**DATA & CONSULTING SERVICES**
**DIVISION OF SCHLUMBERGER TECHNOLOGY CORPORATION**

Charles M. Boyer II, P.G., C.P.G.
Operations Manager